

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 20, 2011

John Kuykendall
Chief Financial Officer, Principal Accounting Officer,
Secretary, Treasurer and Director
AGR Tools, Inc.
100 Lido Circle, Suite C-1
Lakeway, TX 78724

> **Re:** **AGR Tools, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2010**
> **Filed September 28, 2010**
> **File No. 000-52043**

Dear Mr. Kuykendall:

We have reviewed your filings and correspondence dated April 29, 2011 and we have the following comments.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Consolidated Statements of Stockholder's Equity (Deficit), page F-4

1.   We note your response to comment 4. Please tell us the exact number and percentage of shares held by the accounting acquirer after the consummation of the reverse merger transaction. Please clarify how you determined the 59.3% of ownership interests held by AGR USA (the accounting acquirer) as noted in your response. In addition, clarify which party owns the 59,455,000 shares that are

reflected as the "effect of the reverse merger" in your statements of stockholder's equity (deficit).

2.   If the shareholders of AGR USA did not have controlling ownership interest after the consummation of the transaction, tell us how you concluded that the transaction qualified as a reverse merger recapitalization. Please clarify whether the cancellation of the 25 million shares was considered in determining the reverse merger accounting treatment and, if so, why this cancellation did not occur at the date of the reverse merger transaction.

Note 2. Going Concern, page F-7

3.   We note your response to comment 6. In future filings please quantify your specific liquidity needs for the next twelve months.

Note 3. Summary of Significant Accounting Policies

f) Advances Receivables, page F-8

4.   We note your response to comment 7. Please tell us the nature and purpose of the advances to the independent contractors. If the purpose of the advances was for services provided, please clarify the reason that these were recorded to bad debt expense.

g) Inventory, page F-8

5.   We note your response to comment 8. Please tell us the age and types of your inventory at year end. Please also clarify the reference to "in addition to other support" that you considered in reaching the conclusion that no allowance was necessary at June 30, 2010.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief